UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Antero Midstream Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03676B 102

(CUSIP Number)

c/o Warburg Pincus & Co.

450 Lexington Avenue

New York, NY 10017

212-878-0600

With a copy to:

Manuel A. Miranda

Willkie Farr and Gallagher LLP

787 Seventh Ave

New Yok, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03676B 102

1	Name of Reporting Persons Warburg Pincus Private Equity VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14	Type of Reporting Person PN

(1)    Based on 506,896,640 shares outstanding as of September 5, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons Warburg Pincus Private Equity X O&G, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 22,253,508

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 22,253,508

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,253,508

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.4% (1)

14	Type of Reporting Person PN

(1) Based on 506,896,640 shares outstanding as of September 5, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 22,965,437

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 22,965,437

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,965,437

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5% (1)

14	Type of Reporting Person PN

(1) Based on 506,896,640 shares outstanding as of September 5, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus X GP L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 22,965,437

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 22,965,437

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,965,437

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5% (1)

14	Type of Reporting Person PN

(1) Based on 506,896,640 shares outstanding as of September 5, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) WPP GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 22,965,437

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 22,965,437

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,965,437

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5% (1)

14	Type of Reporting Person OO

(1) Based on 506,896,640 shares outstanding as of September 5, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 22,965,437

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 22,965,437

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,965,437

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5% (1)

14	Type of Reporting Person PN

(1) Based on 506,896,640 shares outstanding as of September 5, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus Partners GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 22,965,437

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 22,965,437

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,965,437

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5% (1)

14	Type of Reporting Person PN

(1) Based on 506,896,640 shares outstanding as of September 5, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 22,965,437

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 22,965,437

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,965,437

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5% (1)

14	Type of Reporting Person PN

(1) Based on 506,896,640 shares outstanding as of September 5, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 22,965,437

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 22,965,437

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,965,437

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5% (1)

14	Type of Reporting Person OO

(1) Based on 506,896,640 shares outstanding as of September 5, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 22,965,437

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 22,965,437

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,965,437

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5% (1)

14	Type of Reporting Person IN

(1) Based on 506,896,640 shares outstanding as of September 5, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 22,965,437

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 22,965,437

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,965,437

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5% (1)

14	Type of Reporting Person IN

(1) Based on 506,896,640 shares outstanding as of September 5, 2019.

CUSIP No. 03676B 102

INTRODUCTION

This Amendment amends and supplements the Schedule 13D relating to the common shares representing limited partnership interests of Antero Midstream GP LP (“AMGP”) that was filed on May 22, 2017 and amended by Amendment No. 1 on June 13, 2017, by Amendment No. 2 on October 16, 2018, by Amendment No. 3 on March 14, 2019, and by Amendment No, 4 on May 24, 2019 (the “Original Schedule 13D” and, together with this Amendment, the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”) by Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII” and, together with its two affiliated partnerships, Warburg Pincus Netherlands Private Equity VIII C.V. I, a limited partnership formed under the laws of the Netherlands (“WP VIII CV I”), and WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP-WPVIII Investors”), collectively, the “WP VIII Funds”); Warburg Pincus Private Equity X O&G, L.P., a Delaware limited partnership (“WP X O&G” and, together with its affiliated partnership, Warburg Pincus X Partners, L.P., a Delaware limited partnership, the “WP X O&G Funds”); Warburg Pincus X, L.P., a Delaware limited partnership (“WP X GP”), which is the general partner of each of the WP X O&G Funds; Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP LP”), which is the general partner of WP X GP; WPP GP LLC, a Delaware limited liability company (“WPP GP”), which is the general partner of WP X GP LP and WP-WPVIII Investors GP L.P., a Delaware limited partnership (“WP-WPVIII GP”), which is the general partner of WP-WPVIII Investors; Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), which is (i) the managing member of WPP GP, and (ii) the general partner of WP VIII and WP VIII CV I; Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), which is the general partner of WP Partners; Warburg Pincus & Co., a New York general partnership (“WP”), which is the managing member of WP Partners GP; Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which is the manager of each of the WP VIII Funds and the WP X O&G Funds; and Charles R. Kaye and Joseph P. Landy, who are the Managing General Partners of WP and the Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the Warburg Pincus Entities (as defined below). Each of the WP VIII Funds, the WP X O&G Funds, WP X GP, WP X GP LP, WPP GP, WP Partners, WP Partners GP, WP and WP LLC are collectively referred to herein as the “Warburg Pincus Entities” and, together with Charles R. Kaye and Joseph P. Landy, the “Reporting Persons.” Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

On September 5, 2019, certain funds affiliated with Warburg Pincus LLC sold 17,144,152 shares of common stock of Antero Midstream Corporation. Separately, also on September 5, 2019, certain funds affiliated with Yorktown Partners, LLC sold 2,855,848 shares of common stock of Antero Midstream Corporation.

Item 5.         Interest in Securities of the Issuer.

This Item 5 shall be deemed to amend and restate Item 5 to the Original Schedule 13D in its entirety.

(a)-(b)  The aggregate number and percentage of Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. As a result of the Stockholders’ Agreement (as defined below), the Reporting Persons, the Warburg Entities and the Yorktown Entities (collectively, the “Stockholders’ Agreement Parties”) may be deemed to have formed a Section 13(d) group. If the Stockholders’ Agreement Parties are deemed to have formed a Section 13(d) group, such group may be deemed to beneficially own an aggregate of 188,287,026 Shares for the purpose of Rule 13d-3 under the Act, which would constitute approximately 37.1% of the issued and outstanding Shares and total voting power of the Issuer as of immediately following the consummation of the Transactions. The Yorktown Entities have filed a separate Schedule 13D with respect to their interests and AR Sub and Messrs. Rady and Warren have filed a separate Schedule 13D with respect to their interests. Each of the Stockholders’ Agreement Parties disclaims beneficial ownership of Shares owned by the other Stockholders’ Agreement Parties except to the extent of its pecuniary interest therein.

Each of the Other Persons listed below has the following beneficial ownership of Shares (percentages are based on 506,896,640 Shares outstanding as of September 5, 2019):

i.                  Yorktown VII is the record owner of 3,412,464 Shares of the Issuer, representing 0.67% of the outstanding Shares of the Issuer. Because Yorktown VII Company is the sole general partner of Yorktown VII, it may be deemed to beneficially own 3,412,464 Shares of the Issuer based on its relationship with Yorktown VII Company. Because Yorktown VII Associates is the sole general partner of Yorktown VII Company, it may be deemed to beneficially own 3,412,464 Shares of the Issuer based on its relationship with Yorktown VII. Yorktown VII Company and Yorktown VII Associates disclaim beneficial ownership of these Shares except to the extent of their pecuniary interest therein. Yorktown VIII is the record owner of 5,266,099 Shares of the Issuer, representing 1.04% of the outstanding Shares of the Issuer. Because Yorktown VIII Company is the sole general partner of Yorktown VIII, it may be deemed to beneficially own 5,266,099 Shares of the Issuer based on its relationship with Yorktown VIII. Because Yorktown VIII Associates is the sole general partner of Yorktown VIII Company, it may be deemed to beneficially own 5,266,099 Shares of the Issuer based on its relationship with Yorktown VIII Company. Yorktown VIII Company and Yorktown VIII Associates disclaim beneficial ownership of these Shares except to the extent of their pecuniary interest therein.

ii.               Paul M. Rady is the record owner of 9,634,883 Shares of the Issuer, representing 1.9% of the outstanding Shares of the Issuer. Because Mr. Rady owns a 3.68% limited liability company interest in Mockingbird Investment LLC (“Mockingbird”), and a trust under his control owns the remaining 96.32% in Mockingbird, he may be deemed to beneficially own an additional 19,180,821 Shares of the Issuer owned of record by Mockingbird based on his relationship with Mockingbird. Mr. Rady disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.

iii.   Glen C. Warren, Jr. is the record owner of 16,860,517 Shares of the Issuer, representing 3.3% of the outstanding Shares of the Issuer. Because Mr. Warren is the sole member of Canton Investment Holdings LLC (“Canton”), he may be deemed to beneficially own an additional 3,966,804 Shares of the Issuer owned of record by Canton based on his relationship with Canton. Mr. Warren disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.

iv.           Antero Subsidiary Holdings LLC is the record owner of 107,000,001 Shares of the Issuer, representing 21.1% of the outstanding Shares of the Issuer. Because Antero Resources is the sole member of AR Sub, Antero Resources may be deemed to beneficially own all Shares of the Issuer owned by AR Sub based on its relationship with AR Sub. Antero Resources disclaims beneficial ownership of these Shares except to the extent of its pecuniary interest therein.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person. No Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person or the Other Persons. Information with respect to each of Other Persons is based on information provided to the Reporting Persons by the Other Persons.

(c) On September 5, 2019, WP VIII sold 4,032,316 Shares, WP VIII CV I sold 116,879 Shares, WP-WPVIII Investors sold 11,688 Shares, WP X O&G sold 12,580,788 Shares and Warburg Pincus X Partners, L.P. sold 402,481 Shares, each such transaction on the open market and at a price of $6.81 per Share. Separately, on September 5, 2019, Yorktown V sold 1,392,602 Shares and Yorktown VI sold 1,463,246 Shares, each such transaction on the open market and at a price of $6.81 per Share. On September 5, 2019, each of Yorktown V, Yorktown V Company, Yorktown VI, Yorktown VI Company and Yorktown VI Associates ceased to beneficially own Shares of the Issuer.

Except as described in this Schedule 13D, including the Transaction, none of the Reporting Persons has effected any transactions in the Shares during the past 60 days.

(d) Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons or the Other Persons.

(e) On September 5, 2019, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By: Warburg Pincus Partners, L.P., its general partner
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss		Date: September 6, 2019
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PRIVATE EQUITY X O&G, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss		Date: September 6, 2019
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss		Date: September 6, 2019
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS X GP L.P.

By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss		Date: September 6, 2019
	Name:	Robert B. Knauss
	Title:	Partner

WPP GP LLC

By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss		Date: September 6, 2019
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PARTNERS, L.P.

By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss		Date: September 6, 2019
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss		Date: September 6, 2019
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss		Date: September 6, 2019
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss		Date: September 6, 2019
	Name:	Robert B. Knauss
	Title:	Managing Director

CHARLES R. KAYE

By:	/s/ Charles R. Kaye		Date: September 6, 2019
	Name:	Charles R. Kaye
	Title:	Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Joseph P. Landy		Date: September 6, 2019
	Name:	Joseph P. Landy
	Title:	Robert B. Knauss, Attorney-in-Fact*

*                 The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the SEC on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc. and is hereby incorporated by reference.